1801 California Street, Suite 5200 Denver, Colorado 80202

February 21, 2020

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

  (File Nos. 033-02659; 811-04556)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-19-320815) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on December 20, 2019. The purpose of the Amendment was to provide certain updated disclosures related to a sub-adviser, investment objective, investment strategy and risk changes for Transamerica Large Growth (the “Fund”), a series of the Registrant. The Staff’s comments were conveyed to the Registrant in writing on January 28, 2020.

The Staff noted that all comments to the Fund’s summary section also generally apply to the disclosure with respect to the section titled “More on the Fund’s Strategies and Investments,” as well as “More on the Risks of Investing in the Fund,” as applicable.

Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Prospectus Comments:

1.

Fees and Expenses: If any of the classes are clean shares, please modify the narrative explanation to the fee table to state that investors may pay brokerage commissions on their purchases and sales of a class of shares of the Fund, which are not reflected in the example. See FAQ on IM Guidance Update 2016-06.

Response: The Registrant does not currently market any of the Fund’s classes of shares as clean shares.

2.

Fees and Expenses – Annual Fund Operating Expenses: Please confirm that all bracketed or missing information will be supplied in the Rule 485(b) filing, and provide the completed fee tables in the response letter to these comments at least five days prior to the Fund’s Rule 485(b) filing.

Response: The Registrant so confirms. The completed fee table is attached hereto as Appendix A.

3.

Principal Investment Strategies: Please confirm that the Fund may utilize foreign currency forward exchange contracts in connection with its investment in foreign securities, and if so, please consider adding “for hedging purposes” to the disclosure.

Response: The Registrant so confirms and has made changes consistent with the Staff’s comment.

4.	Fees and Expenses –Expense Example: Please revise the sentence below as noted:

The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem or hold all shares at the end of those periods.

Response: The Registrant respectfully declines to make the requested change as the Registrant believes the current Expense Example disclosure is compliant with the requirements of Item 3 of Form N-1A.

5.

Principal Investment Strategies/Principal Risks – Small and Medium Capitalization Companies Section: Please consider that the Fund’s principal strategy section does not include disclosure that gives rise to the “Small and Medium Capitalization Companies” risk. Please explain the strategy relating to this risk or explain why this is a principal risk for a fund that invests 80% of its assets in large capitalization securities.

Response: The Registrant notes that the Fund normally invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in equity securities of large cap companies and other investments with similar economic characteristics. It is noted that the remaining 20% of the Fund’s net assets may be invested in small- and/or medium-capitalization companies. For this reason, the Registrant believes that the current disclosure is appropriate.

6.

Principal Investment Strategies/Principal Risks – Active Trading Section: Please consider that the Fund’s principal strategy section does not include disclosure that gives rise to the “Active Trading” risk. Please revise Item 4 and Item 9 Principal Investment Strategies to address the Fund’s active trading strategies.

Response: The Registrant believes the current disclosure is appropriate as the Fund is actively managed and may purchase and sell securities without regarding to the length of time held.

7.

Principal Investment Strategies/Principal Risks – Counterparty and Credit Sections: Please identify the principal investments that give rise to the “Counterparty” and “Credit” risks or delete these as principal risks of the Fund.

Response: The Registrant notes that the Fund’s use of derivatives gives rise to counterparty risk and credit risk, among other risks as noted in the “Derivatives” principal risk factor.

8.

Principal Investment Strategies/Principal Risks– Currency Hedging Section: The Staff notes that “Currency Hedging” may not be inclusive of the foreign currency forward exchange contracts discussed in the Fund’s principal investment strategies. Please revise the disclosure accordingly.

Response: The Registrant believes the “Currency Hedging” principal risk, together with the “Derivatives” principal risk, appropriately cover foreign currency forward exchange contracts. It is also noted that specific disclosure relating to foreign currency forward exchange contracts is located in the “Derivatives” risk contained in the “More on Risks of Investing in the Fund” section of the prospectus.

9.	Principal Investment Strategies/Principal Risks – Derivatives Section: The Staff requests revisions to include specific risks related to foreign currency forward exchange contracts.

Response: Please see the Registrant’s response to Comment 8 above.

10.	Principal Investment Strategies/Principal Risks – Emerging Markets Section: Please consider including risks relating to developing countries, foreign securities and Brexit, if applicable to the Fund.

Response: The Registrant notes that “Emerging Markets”, “Foreign Securities” and “Market” risks are included in both the “Principal Risks” and “More on Risks of Investing in the Fund” sections of the prospectus, and that specific disclosure relating to Brexit is located in the “Market” risk contained in the “More on Risks of Investing in the Fund” section.

11.

Principal Investment Strategies/Principal Risks – Liquidity Section: As the Fund includes “Liquidity” risk as a principal risk, please specify the types of illiquid investments in which the Fund will invest. Additionally, with respect to the disclosure in “Liquidity” risk that states “As a general matter, dealers recently have been less willing to make markets for fixed income securities,” the Staff notes that there is no corresponding disclosure regarding fixed income securities in the Fund’s principal investment strategies. Please confirm that this disclosure remains appropriate for the Fund.

Response: The Registrant notes that, while the Fund is not targeting particular types of illiquid investments, certain of the Fund’s investments may be illiquid at the time of investment or may become illiquid following investment by the Fund. The Registrant further confirms for the Staff that the Fund does not intend to invest to any significant extent in fixed income securities, and will consider revising the “Liquidity” risk in connection with a future update.

12.

Principal Investment Strategies/Principal Risks – Warrants and Rights Section: Please consider that the Fund’s principal strategy section does not include disclosure that gives rise to the “Warrants and Rights” risk. Please revise the Fund’s Principal Investment Strategies to include such investment strategy.

Response: The Registrant has made changes consistent with the Staff’s comment.

13.

Performance: The Staff notes that the S&P 500 Index was previously used as a benchmark of the Fund. Please provide an explanation as to why a different index was selected, and also include the performance information for both the new and former benchmarks.

Response: The Registrant notes that the Fund’s primary benchmark index is the Russell 1000® Growth Index, which has not changed. The Fund’s secondary benchmark, the S&P 500 Index, was removed in conjunction with the revisions to the Fund’s investment objective, investment strategies and risks and the addition of a new sub-adviser. The Registrant confirms that it will comply with the requirements of Instruction 2(c) to Item 4 of Form N-1A as it pertains to the Fund’s secondary benchmark.

14.

More on Each Fund’s Strategies and Investments: The Staff notes that while Item 4 disclosures are to summarize fund strategies and investments, Item 9 disclosures are to be more detailed. Please revise Item 9 disclosures to be consistent with the requirements of that item.

Response: The Registrant has made certain changes to the Item 4 and Item 9 strategy disclosures in response to the Staff’s comments.

15.	More on Each Fund’s Strategies and Investments: Please disclose how the sub-adviser determines which securities to buy and sell consistent with the requirements of Item 9(b)(2) of Form N-1A.

Response: The Registrant has added relevant disclosure in response to the Staff’s comment.

16.	More on Risks of Investing in the Fund: The Staff notes that certain disclosure in this section relates to plural funds, and notes that the Amendment is only for one fund.

Response: The Registrant notes that the Fund will be included in a combined prospectus with other series of the Registrant.

17.

More on the Risks of Investing in the Fund: The Staff notes that “Absence of Regulation,” “Cash Management and Defensive Investing,” “Conflicts of Interest,” “Cybersecurity and Operations,” “Legal and Regulatory,” “Operational,” “Redemption,” “Regulatory,” “Securities Lending,” “Strategies and Styles” and “Tax” risks are not summarized in the Fund’s Item 4 Principal Risk section. If these are not principal risks, please consider moving the disclosure to the Statement of Additional Information (See ADI 2019-08). Additionally, please revise the disclosure in response to Item 9(c), as the risks must be described in detail instead of qualified as additional information.

Response: The Registrant notes that certain risks are not considered Principal Risks, but the Registrant believe such risk are appropriately included in the “More on Risks of Investing in the Fund” section of the prospectus. The Registrant also believes the lead-in to this section of the prospectus is appropriate, and we respectfully decline the Staff’s related comment.

18.

More on the Risks of Investing in the Fund – Derivatives Section: The Staff notes that “foreign currency forward exchange contracts” are the only type of derivatives discussed in the Fund’s principal investment strategies. Please revise the “Derivatives” risk so that the disclosure only contains derivative investments that are relevant to the Fund’s investment strategy.

Response: The Registrant notes that, as noted above, the Fund will soon be included in a combined statutory prospectus, and therefore wishes to maintain the broader “Derivatives” risk.

19.	Selling Shares: Please disclose additional detail whether an in-kind redemption would be a pro-rata slice of portfolio assets, individual securities, or a representative securities basket.

Response: The Registrant believes the current disclosure regarding redemptions in-kind contains sufficient detail. The Registrant further notes for the Staff that additional disclosure regarding redemptions in-kind is included in the Statement of Additional Information.

20.

Choosing a Share Class - Selling Shares: Please consider describing more fully the methods the Fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions.

Response: The Registrant believes the current disclosure regarding the methods the Fund uses to typically meet redemptions is sufficiently clear.

21.

Features and Policies: Please consider moving the disclosure relating to “the investment objective of each fund being changed without a shareholder vote” to Item 9 strategies and risks section as required by Item 9(a) of Form N-1A.

Response: The Registrant considers the current location of the disclosure to be appropriate.

SAI Comments:

22.

Financial Statements: The Staff notes that consent from an independent registered public accountant is required for a fund’s financial statement which is incorporated by reference into this registration statement, and references Section 7(a)(1) and Rules 436 and 439 of the 1933 Act.

Response: The Registrant will include a consent from an independent registered public accountant in connection with its 485(b) filing.

23.

Additional Information about Fundamental Investment Policies: Please explain to the Staff the meaning of the following disclosure, “[t]here will also be no limit on investment in issuers based solely on their domicile in a single jurisdiction or country as an issuer’s domicile will not be considered an industry for purposes of the policy. A type of investment (e.g., equity securities, fixed income securities, investment companies, etc.) will not be considered to be an industry under the policy.” The Staff also notes the added examples of equity, fixed income etc. The Staff requests clarification since an investment can be concentrated in an industry regardless of whether it is composed of equity, fixed income etc. The Staff notes the additional disclosure, but feels further clarification is still required.

Response: With respect to the sentence concerning no limits based solely on a particular issuer’s domicile, the Registrant considers the current disclosure to be sufficiently clear as it explains that an issuer’s country of domicile will not be taken into account for the purposes of determining that issuer’s industry categorization. For example, the Registrant would view Bayerische Motoren Werke (or “BMW”), a German car manufacturer, to be an issuer in the auto industry for purposes of the concentration policy. However, the Registrant would not view BMW to be categorized as issuer in the “German” or “Germany” industry.

With respect to the sentence concerning types of investment not being considered an industry for purposes of the Registrant’s concentration policy, the Registrant is simply clarifying that a particular fund’s investment in a particular type of security (i.e., equities, fixed-income securities or other investment companies) will not on its own be considered an industry for purposes of the policy.

24.

Additional Information about Fundamental Investment Policies: Please revise the sentence, “The funds have been advised by the SEC staff that the staff currently views securities issued by a foreign government to be in a single industry for purposes of calculating applicable limits on concentration.” The Staff notes that the Fund needs to state its own policy as to securities issued by foreign governments.

Response: The Staff’s comment has been noted and the Registrant will consider revising the section in connection with a future update.

25.

Additional Information about Fundamental Investment Policies: Please revise the phrase, “For purposes of determining compliance with its concentration policy, the fund will consider the holdings of any underlying Transamerica-sponsored mutual funds in which the fund invests.” The Staff notes that the Fund needs to consider holdings of each “unaffiliated” investment company as well.

Response: The Staff’s comment has been noted and the Registrant will consider revising the section in connection with a future update.

26.	Investment Management and Other Services: Please include the business address of the Trust’s independent public accounting firm.

Response: The Registrant has made changes consistent with the Staff’s comment.

Please direct any comments or questions concerning this filing to the undersigned at 720-493-4249.

Very truly yours,

/s/ Rhonda A. Mills
Rhonda A. Mills
Assistant General Counsel
Transamerica Asset Management, Inc.

APPENDIX A

Fee Table - Transamerica Large Growth

Class	R	R4	I3
Management fees[1]	0.65%	0.65%	0.65%
Distribution and service (12b-1) fees	0.50%	0.25%	None
Other expenses	0.04%	0.05%	0.05%
Total annual fund operating expenses	1.19%	0.95%	0.70%
Fee waiver and/or expense reimbursement[2]	0.00%	0.05%	0.00%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	1.19%	0.90%	0.70%

[1]	Management fees have been restated to reflect a reduction in management fees effective August 2, 2019.
[2]

Contractual arrangements have been made with the fund’s investment manager, Transamerica Asset Management, Inc. (“TAM”), through March 1, 2021 to waive fees and/or reimburse fund expenses to the extent that total annual fund operating expenses exceed 1.25% for Class R shares, 0.90% for Class R4 shares and 0.75% for Class I3 shares, excluding, as applicable, acquired fund fees and expenses, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the fund’s business. These arrangements cannot be terminated prior to March 1, 2021 without the Board of Trustees’ consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the 36 months from the date on which TAM waived fees and/or reimbursed expenses for the class. A class may reimburse TAM only if such reimbursement does not cause, on any particular business day of the fund, the class’ total annual operating expenses (after the reimbursement is taken into account) to exceed the applicable limits described above or any other lower limit then in effect.

5